 

UF2-19-04

04001961

:D STATES
XCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 40323

FEB 17 2004

107

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/03__ AND ENDING __12/31/03__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TREECE FINANCIAL SERVICES CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

6800 W. CENTRAL AVENUE
(No. and Street)

TOLEDO   OH   43617
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOCK D. TREECE   (419) 843-7744
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MIRA + KOLENA, LTD.
(Name – if individual, state last, first, middle name)

4841 MONROE ST., SUITE 350   TOLEDO   OH   43623
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, DOCK D. TREECE _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TREECE FINANCIAL SERVICES CORP. _____ , as of DECEMBER 31 _____ , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

DOCK D. TREECE, PRESIDENT
Title

Notary Public

GRACE L. SHESSLER
Notary Public - State of Ohio
My Commission Expires Oct. 9, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Treece Financial Services Corp.

Financial Statements

Year Ended December 31, 2003

Table of Contents



MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

INDEPENDENT AUDITORS' REPORT

Shareholder
Treece Financial Services Corp.

We have audited the accompanying statement of financial condition of Treece Financial Services Corp. as of December 31, 2003, and the related statements of income, cash flows and changes in shareholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Treece Financial Services Corp. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mira & Kolena, Ltd.

Toledo, Ohio
January 16, 2004

Treece Financial Services Corp.

Statement of Financial Condition

December 31, 2003

Assets

Current assets:

Cash	$	79,966
Federal income tax refundable		2,360
Commissions receivable		712
Notes receivable - affiliated entity		35,900
Prepaid taxes		800
Total current assets and assets	$	119,738

Liabilities and Shareholder's Equity

Current liabilities:

Commissions payable	$	523
Accrued income taxes		350
Total current liabilities		873

Shareholder's equity:

Common stock - no par value; 750 shares authorized;		
100 shares issued and outstanding		10,000
Retained earnings		108,865
Total shareholder's equity		118,865
Total liabilities and shareholder's equity	$	119,738

See accompanying notes to financial statements.

- 2 -

Treece Financial Services Corp.

Statement of Income

Year Ended December 31, 2003

Revenues:	
Commissions	$ 128,006
Interest	3,443
	131,449
Expenses:	
Commissions	76,804
Administrative fees	24,000
Professional services	6,625
Regulatory fees	3,406
State taxes	485
	111,320
Income before income taxes	20,129
Provision for income taxes:	
Federal:	
Current	2,467
Deferred	200
State	294
	2,961
Net income	$ 17,168

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 17,168
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Deferred federal income taxes	200
Changes in assets and liabilities:	
Federal income taxes refundable	(2,360)
Commissions receivable	(712)
Prepaid taxes	(800)
Commissions payable	523
Accrued income taxes	(7,100)
Net cash provided by operating activities	6,919
Cash at beginning of year	73,047
Cash at end of year	$ 79,966
Supplemental disclosures of cash flow information:	
Cash paid during the year for income taxes	$ 12,916

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2003

	Common Stock	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2002	$ 10,000	$ 91,697	$ 101,697
Net income	-	17,168	17,168
Balance at December 31, 2003	$ 10,000	$108,865	$ 118,865

1. Summary of Significant Accounting Policies

Basis of Presentation

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) which does not hold customer securities. The Company clears all stock exchange transactions for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

Commission Revenue and Expense

Commission revenue and expense is recorded on a trade date basis.

2. Clearing Agreement

The Company has entered into a fully disclosed clearing arrangement with Saxony Securities (SSI), a broker registered with the Securities and Exchange Commission, whereby customer accounts are cleared and carried by Pershing, LLC. The agreement remains in effect for successive one year periods, unless written notice of termination is provided by either party.

The Company has agreed to indemnify SSI from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations.

3. Income Taxes

The Company is a member of a brother-sister controlled group for federal income tax purposes. Deferred federal income taxes are recognized for differences between the basis of assets and liabilities for financial reporting and income tax purposes. There were no deferred federal income taxes at December 31, 2003.

4. Related Parties

The Company makes advances to an entity affiliated through common ownership. These notes receivable amounted to $35,900 at December 31, 2003 including interest at 9% and are due in 2004. Interest income on these notes of $3,150 was recognized in 2003.

The Company shares office personnel and its office facility with an entity affiliated through common ownership. An administrative charge is billed at an amount agreed to by both parties for personnel, facility and office expenses. Administrative fees of $24,000 were incurred in 2003.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital of $5,000 at December 31, 2003 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $79,805 and an aggregate indebtedness ratio of .01 to 1.

SUPPLEMENTAL INFORMATION

Treece Financial Services Corp.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2003

Net capital:
    Total shareholder's equity $118,865

    Deductions of nonallowable assets:
        Notes receivable   35,900
        Prepaid and refundable income taxes   3,160
         39,060

Net capital $ 79,805

Aggregate indebtedness $ 873

Computation of basic net capital - minimum net capital required $ 5,000

Excess net capital $ 74,805

Ratio - aggregate indebtedness to net capital   .01 to 1

Treece Financial Services Corp. net capital reported in Part II of Form X-17A-5 as of December 31, 2003 agrees to the net capital of $79,805 reported above.

Treece Financial Services Corp.

Computation For Determination of
Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2003

Treece Financial Services Corp. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions for customers on a fully disclosed basis with a clearing broker.



MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Shareholder
Treece Financial Services Corp.

In planning and performing our audit of the financial statements of Treece Financial Services Corp. for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Treece Financial Services Corp. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodian functions related to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

The report is intended solely for the information and use of management, the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Toledo, Ohio
January 16, 2004